October 7, 2005




Mr. David A. Adamson
President and Chief Executive Officer
Rubicon Minerals Corporation
1540-800 West Pender Street
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Rubicon Minerals Corporation
		Form 20-F for the Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-31345
		Supplemental Response Dated September 28, 2005

Dear Mr. Adamson:

      We have reviewed your filings and have the following comment.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.
The page number referenced below correspond to those utilized in the
Form 20-F.


Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements, page 65

Differences between Canadian and United States Generally Accepted
Accounting Principles, page 86

1. We note your response to our prior comment number one in our letter dated September 9, 2005. We understand you considered CICA Emerging
Issues Committee Abstract #126 and FASB Statement No. 144 for Canadian and U.S. GAAP reporting purposes, respectively. It is unclear to us how you were able to conclude that the estimated future cash flows are insufficient to recover carrying amounts of the property for reporting under U.S. GAAP if you do not have a basis for preparing a projection of the estimated future net cash flow from the property, which is one of the factors mentioned in the Abstract #126. Please elaborate on how you applied FASB Statement No. 144 and the Abstract #126.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief



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Mr. Adamson
Rubicon Minerals Corporation
October 7, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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